*KA 3/10

14046396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 25 2014

SEC FILE NUMBER
8- 67966

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RK EQUITY CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 FIFTH AVENUE, 4TH FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM ANDREW BODENLOS (212) 300-5784
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name – *if individual, state last, first, middle name*)

5 WEST 37TH STREET, 4 FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/12/14

OATH OR AFFIRMATION

I, WILLIAM ANDREW BODENLOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RK EQUITY CAPITAL MARKETS LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William Andrew Bodenlos
Signature

Chief Compliance Officer
Title

Leslie Alwadish
Notary Public

LESLIE ALWADISH
Notary Public, State of New York
No. 31-4852847
Qualified in New York County
Commission Expires Feb. 10, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY
OF HGK HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
RK Equity Capital Markets LLC:

We have audited the accompanying statement of financial condition of RK Equity Capital Markets LLC (a wholly owned subsidiary of HGK Holdings, LLC) (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RK Equity Capital Markets LLC (a wholly owned subsidiary of HGK Holdings, LLC) as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 13, 2014

RK EQUITY CAPITAL MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF HGK HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 252,330
Accounts receivable	55,972
Investment	34,655
Fixed assets (net of accumulated depreciation of $32,296)	27,675
Prepaid expenses	10,934
TOTAL ASSETS	$ 381,566
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Due to related party	$ 154,551
Accounts payable and accrued expenses	35,082
TOTAL LIABILITIES	189,633
Member's capital	191,933
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 381,566

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND BUSINESS ACTIVITY

RK Equity Capital Markets LLC (the "Company"), a wholly owned subsidiary of HGK Holdings, LLC (the "Parent"), is a limited liability company organized in April, 2008. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its FINRA approval for membership on December 29, 2008. The Company will continue indefinitely, unless terminated sooner by Management.

The Company conducts business in the private placement of securities that may, from time to time, include consultation regarding mergers and/or acquisitions.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent and RK Equity Advisors, LLC ("Advisors"), a related party, such financial statements may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Revenues from retainer and placement fees are recognized when the transaction closes and realization is reasonably assured.

Income Taxes - The Company is a limited liability company and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. The Company is subject to New York City unincorporated business tax, a provision for which is included on the statement of operations and which is offset by the due to related party on the statement of financial condition.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2010, 2011, and 2012 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement with Advisors, a related party. Expenses such as rent, utilities, communication, market data, office supplies, insurance, and bookkeeping are allocated between the companies. There is no repayment terms specified in the Expense Sharing Agreement. At December 31, 2013, the Company owed $154,551 to Advisors.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2013, the Company had net capital of $62,697, which was $50,055 in excess of its required net capital of $12,642. The Company's ratio of aggregate indebtedness to net capital was 3.02 to 1.

NOTE 5. INDEMNIFICATIONS AND GUARANTEES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties.

The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6. CONCENTRATION OF CREDIT RISK

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Three deals accounted for 99% of the Company's income for the year ended December 31, 2013.

NOTE 7. FIXED ASSETS

Fixed assets at December 31, 2013 consisted of the following:

Leasehold improvements	$ 44,176
Furniture and fixtures	4,837
Computer equipment	10,958
	59,971
Less: Accumulated depreciation	32,296
Total	$ 27,675

Depreciation and amortization for the year ended December 31, 2013 was $12,521.

NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2013 or during the year then ended.

NOTE 9. FAIR VALUE HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

NOTE 9. FAIR VALUE HIERARCHY (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The investment of the Company at December 31, 2013 consists of restricted certificates that may be converted into publicly traded shares at a specified future date. Their fair value is based on the exchange quoted price of the publicly traded shares into which they may be converted, however they are categorized as Level 2 because there is no market for the restricted shares.

NOTE 10. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified that require disclosure.